

October 8, 2013

Via E-mail
Joel Glazer
Executive Co-Chairman
Manchester United plc
Old Trafford
Manchester M16 0RA
United Kingdom

>   **Re: Manchester United plc**
>   **Registration Statement on Form F-3**
>   **Filed September 18, 2013**
>   **File No. 333-191225**

Dear Mr. Glazer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

Plan of Distribution, page 32

2. Please revise this section to state that the selling shareholders may be deemed underwriters.

Exhibit 5.1

3. Refer to the opinion on page 2. We note the concluding language "will be recognised as having been." Please have counsel delete the language "recognised as having been" or, alternatively, please have counsel advise why such language is necessary to its opinion.

4. Refer to the opinion on page 2. We note that the opinion is subject to a number of qualifications. We also note that the 23,019,033 Class A ordinary shares to be offered by the selling shareholders are issued and outstanding. Please have counsel revise its opinion to opine that the Class A ordinary shares to be offered by the selling shareholders are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

5. Refer to the assumptions contained on Schedule 2. Please have counsel revise the assumptions contained in paragraphs 3 and 5 to carve out the Class A ordinary shares to be offered by the selling shareholders. We note that such shares are issued and outstanding.

Exhibit 5.2

6. Please refer to the last paragraph on page 2. Please have counsel delete clauses (iv)(e) and (iv)(f) or, alternatively, please have counsel advise why such qualifications are necessary to its opinions that the securities will be legally valid and binding obligations of the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Marc Jaffe, Esq.
        Latham & Watkins LLP